Exhibit 99.1

BANCOLOMBIA S.A GENERAL SHAREHOLDERS’ MEETING NOTICE

Medellin, Colombia, February 16, 2019

The presidency of Bancolombia S.A (“Bancolombia”) hereby provides notice to the common shareholders to the General Shareholders Meeting that will take place on Friday, March 22, 2019, at 10:00 a.m., at the Intercontinental Hotel, located at the following address: Calle 16 Nº 28 - 51 km 5 Via Las Palmas in the city of Medellin, Colombia.

The proposed agenda for the above mentioned meeting is as follows:

1. Quorum

2. Reading and approval of the agenda

3. Election of individuals to constitute the voting screening commission and for approval and execution of the minutes

4. Report of the Board of Directors and the CEO

5. Report of Corporate Governance

6. Report of the Audit Committee

7. Non-Consolidated and Consolidated Financial Statements

8. Report of the External Auditor

9. Consideration and approval of the Financial Statements and the Reports of the Board of Directors and the CEO

10. Proposal of the Board of Directors on Profit Distribution and reserves.

12. Proposal for the compensation of the Board of Directors.

13. Proposal for the election of the Financial Consumer Representative for the period 2019 – 2021

Beginning on March 1, 2019, the information required for the shareholders to exercise their inspection rights pursuant to Colombian law will be available at Bancolombia’s headquarters in the city of Medellin at Carrera 48 N° 26 – 85, South Tower, First Floor from 8:00 a.m. to 12:00 p.m. and from 2:00 p.m. to 4:00 p.m.

The shareholders may be represented at the meeting by a representative authorized by means of a written power of attorney in accordance with Colombian law.

Powers of attorney cannot be granted to Bancolombia employees or to any other party directly or indirectly related with the management of Bancolombia.

Contacts
Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Strategy and Finance VP	Financial VP	IR Manager
Tel.: (574) 4042199	Tel.: (571) 4885934	Tel.: (574) 4041837